Exhibit 99.8

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Rio Alto Mining Limited (the “Registrant”) on Form 40-F/A for the period ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Anthony Hawkshaw, President & Chief Executive Officer of the Registrant, hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

April 2, 2013

/s/ “Anthony Hawkshaw”
Anthony Hawkshaw
Chief Financial Officer